UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 11, 2024

PONO CAPITAL THREE, INC.

(Exact name of registrant as specified in its charter)

British Columbia	001-41607	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

643 Ilalo Street, #102, Honolulu, Hawaii 96813

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (808) 892-6611

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A Ordinary Share, and one Redeemable Warrant.	PTHRU	The Nasdaq Stock Market LLC
Class A Ordinary Share, $0.0001 par value per share	PTHR	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	PTHRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03 Amendments to Articles of Incorporation or Bylaws, Change in Fiscal Year.

SPAC Continuance

As previously disclosed, on August 15, 2023, Pono Capital Three, Inc. (the “Company”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among the Company, Pono Three Merger Acquisitions Corp., a British Columbia company and wholly-owned subsidiary of the Company (“Merger Sub”) and Robinson Aircraft Ltd., d/b/a Horizon Aircraft (“Horizon”).

Pursuant to the Business Combination Agreement, prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), the Company will be continued and de-registered from the Cayman Islands and redomesticate as a British Columbia company (the “SPAC Continuance”), and at the Closing, Merger Sub will amalgamate (the “Amalgamation,” together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”) with Horizon (the resulting company, “Amalco”), with Amalco being the wholly-owned subsidiary of the Company.

On January 10, 2024, pursuant to the Business Combination Agreement, and as described in greater detail in the Company’s definitive proxy statement, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2023, as supplemented by a prospectus supplement filed on December 29, 2023, the SPAC Continuance was effected under Cayman Islands law when the Cayman Islands Registrar of Companies issued a Certificate of De-Registration. The Company’s board of directors and shareholders approved the SPAC Continuance on January 4, 2024.

On January 11, 2024, the Company completed the SPAC Continuance and in connection therewith, effected the new articles of Pono (the “post-continuance Pono Articles”) under the laws of British Columbia.

There has been no change to the Company’s trading symbols in connection with the SPAC Continuance. On January 12, 2024, the Company’s Class A ordinary shares will begin trading under a new CUSIP number, 73245K107; the Company’s warrants will begin trading under a new CUSIP number, 73245K115; and the Company’s units will begin trading under a new CUSIP number, 73245K206.

A copy of the post-continuance Pono Articles is filed as Exhibit 3.1 to this current report, and is incorporated by reference herein.

Item 7.01. Regulation FD Disclosure.

Completion of Business Combination

The Company expects to complete the Amalgamation and the other transaction contemplated by the Business Combination Agreement on Friday, January 12, 2024, at which time the Company will change its name to “New Horizon Aircraft Ltd.” On January 16, 2024, the Company’s Class A ordinary shares will be begin trading under the new symbol “HOVR” and under a new CUSIP number, 64550A107; and the Company’s warrants will begin trading under the new symbol “HOVRW” and under a new CUSIP number, 64550A115.

Cautionary Statement Regarding Forward-Looking Statements

The information in this Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “aim,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive Business Combination agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the Business Combination Agreement following the announcement of the entry into the Business Combination Agreement and proposed Business Combination; (v) the effect of the announcement or pendency of the proposed Business Combination on Horizon’s business relationships, operating results and business generally; (vi) risks that the proposed Business Combination disrupts the current plans of Horizon; (vii) changes in the markets in which Horizon competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (viii) the ability of the parties to recognize the benefits of the Business Combination Agreement and the Business Combination; and (ix) those factors discussed in the Company’s filings with the SEC and that are contained in the registration statement on Form S-4 and the related proxy statement relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the registration statement on Form S-4 and the related proxy statement and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and while Horizon and the Company may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law. None of Horizon or the Company gives any assurance that Horizon and the Company will achieve their respective expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
3.1	Post-continuance Pono Articles
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PONO CAPITAL THREE, INC.

Date: January 11, 2024	By:	/s/ Davin Kazama
	Name:	Davin Kazama
	Title:	Chief Executive Officer

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